UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.

401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 5, 2009

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Investments at fair value (note 3)	$93,443,905	130,704,232
Contributions receivable from participants	225,647	211,082
Contributions receivable from participating employers	356,308	314,055
Net assets available for benefits	$94,025,860	131,229,369

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Dividends – stock	$207,666	219,644
Dividends – mutual funds	7,523,836	8,931,043
Net appreciation (depreciation) in the fair value of investments (note 3)	(52,669,241)	12,940,149
Investment income (loss)	(44,937,739)	22,090,836
Contributions (note 4):
Participant	8,623,837	7,787,347
Employer	3,818,891	3,477,591
Participant rollovers	359,249	167,159
Total contributions	12,801,977	11,432,097
Benefits paid to participants	(5,067,747)	(6,616,819)
Net increase (decrease)	(37,203,509)	26,906,114
Net assets available for benefits:
Beginning of year	131,229,369	104,323,255
End of year	$94,025,860	131,229,369

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)       Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a)       General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 12 months of consecutive service and no less than 1,000 hours of service for Waddell & Reed Financial, Inc. or a subsidiary. Effective August 1, 2008, the eligibility requirements were changed to allow employees with 30 days of service to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of five persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)       Contributions

Participants are allowed to make yearly pre-tax and after tax contributions not to exceed eligible earnings less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) limitations of $15,500 for 2008 and 2007; $20,500 for 2008 and 2007 if the participant is 50 years of age or older. The Plan provides for a matching employer contribution of 100% of the first 3% of the participant’s contribution and 50% of the next 2% of the participant’s contribution. Employer matching contributions are pre-tax and begin after the participant completes 12 months of consecutive service.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)        Participant Accounts

Each participant’s account is credited with their contribution, the employer’s matching contribution, and Plan earnings on their participant and employer account balances. Participants vest immediately in their contributions, employer matching contributions and actual earnings thereon.

(d)       Participant Loans

Participant loans are not permitted.

(e)        Payment of Benefits

On termination of service for any reason, a participant is paid a lump-sum distribution. Former employees can elect not to withdraw from the Plan, but cannot continue to make contributions to the Plan.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(2)       Summary of Significant Accounting Policies

(a)       New Accounting Pronouncements

The Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) on January 1, 2008, which defines fair value, establishes a framework for measuring fair value, and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

(b)       Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) Ivy Funds, Inc. and the Ivy Funds trust (collectively, the “Ivy Funds”). Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,802 and 1,531 participants at December 31, 2008 and 2007, respectively. At December 31, 2008, 358 of the 1,802 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2007, 239 of the 1,531 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(c)        Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)       Investment Valuation and Income Recognition

The Plan’s investments in common stock are stated at fair value. The Plan’s investments in mutual fund shares are stated at net asset value. Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)        Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(3)       Plan Investments

(a)       Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2008 and 2007. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	Number
December 31, 2008	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	453,770	$7,015,284
Cash	—	236,103
Accrued Income	—	86,216

Waddell & Reed Advisors Group of Mutual Funds shares:
Asset Strategy	1,437,860	10,021,887
Cash Management	12,199,102	12,199,102
Core Investment	1,378,812	5,584,189
Science and Technology	797,004	5,650,759
Other Funds	5,676,853	32,119,780

Total Waddell & Reed Advisors Group of Mutual Funds shares		65,575,717
Ivy Group of Mutual Funds shares	1,817,315	20,530,585
Total investments		$93,443,905

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

	Number
December 31, 2007	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	250,294	$9,033,110
Cash	—	157,512
Waddell & Reed Advisors Group of Mutual Funds shares:
Asset Strategy	1,019,544	12,968,598
Cash Management	9,057,814	9,057,814
Core Investment	1,450,095	9,063,094
New Concepts	625,008	7,643,842
Science and Technology	774,702	9,218,949
Vanguard	641,492	6,831,888
Other Funds	3,802,413	30,831,118
Total Waddell & Reed Advisors Group of Mutual Funds shares		85,615,303
Ivy Group of Mutual Funds shares:
Global Natural Resources	210,769	8,264,235
Other Funds	1,370,555	27,634,072
Total Ivy Group of Mutual Funds shares		35,898,307
Total investments		$130,704,232

(b)       Fair Value Measures

SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with SFAS No. 157, these inputs are summarized in the three broad levels listed below:

•      Level 1 — Quoted prices in active markets for identical securities

•      Level 2 — Other significant observable inputs (including quoted prices in active markets for similar securities)

•      Level 3 — Significant unobservable inputs (including the Plan’s own assumptions in determining the fair value of investments)

In determining the appropriate levels, the Plan performs a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. At December 31, 2008, all of the Plan’s investments were Level 1 investments.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(c)        Change in Fair Values

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated by $52,669,241 and appreciated by $12,940,149, respectively, as follows:

	2008	2007
Waddell & Reed Financial, Inc. Class A common stock	$(5,282,360)	2,533,225
Torchmark Corporation common stock	—	(35,026)
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	(2,023,741)	594,588
Asset Strategy	(6,446,938)	2,772,294
Bond	(62,178)	20,859
Continental Income	(195,825)	35,941
Core Investment	(3,096,786)	169,187
Dividend Opportunities	(697,407)	175,642
Energy	(1,062,456)	391,538
Global Bond	(557,348)	214,602
Government Securities	114,721	30,150
High Income	(357,576)	(65,445)
International Growth	(2,334,904)	1,037,060
Limited-Term Bond	—	6,282
New Concepts	(3,564,571)	506,655
Retirement Shares	(196,440)	85,448
Science and Technology	(3,568,672)	257,104
Small Cap	(1,591,780)	(195,037)
Value	(821,874)	(151,628)
Vanguard	(3,046,014)	884,878
Total Waddell & Reed Advisors Group of Mutual Funds	$(29,509,789)	6,770,118

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

	2008	2007
Ivy Group of Mutual Funds:
Asset Strategy	$(1,477,293)	918,660
Bond	(11,386)	(1,069)
Capital Appreciation	(280,363)	40,062
Core Equity	(101,572)	10,319
Cundill Global Value	(600,002)	(172,020)
European Opportunities	(1,502,170)	(45,607)
Global Natural Resources	(6,097,740)	1,594,326
High Income	(74,624)	(7,704)
International Balanced	(382,630)	244,092
International Growth	(522,920)	25,378
International Core Equity	(497,599)	67,778
Large Cap Growth	(621,434)	320,510
Limited-Term Bond	10,649	2,367
Mid Cap Growth	(198,774)	74,167
Mortgage Securities	(66,352)	(6,873)
Pacific Opportunities	(3,067,163)	849,222
Real Estate Securities	(570,805)	(421,970)
Science and Technology	(955,832)	303,046
Small Cap Growth	(706,084)	(72,245)
Small Cap Value	(152,998)	(50,607)
Total Ivy Group of Mutual Funds	(17,877,092)	3,671,832
Net appreciation (depreciation)	$(52,669,241)	12,940,149

(4)       Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the years ended December 31 are as follows:

	2008		2007
	Participant	Employer	Participant	Employer
Waddell & Reed Financial, Inc.	$149,527	60,439	145,878	58,256
Waddell & Reed, Inc.	4,188,034	1,690,319	3,957,756	1,587,815
Waddell & Reed Investment Management Company	1,342,877	621,876	1,255,429	610,823
Waddell & Reed Services Company	1,460,334	721,438	1,272,682	630,642
The Legend Group of Companies	466,662	225,779	457,738	209,734
Austin Calvert & Flavin, Inc.	97,178	48,960	89,160	48,873
Ivy Funds Distributor, Inc.	919,225	450,080	608,704	331,448
	$8,623,837	3,818,891	7,787,347	3,477,591

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)       Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest.

(6)       Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All plan assets would be distributed in the event of Plan termination.

(7)       Tax Status

The IRS has determined and informed Waddell & Reed Financial, Inc. by a letter dated April 24, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

(8)       Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)       Subsequent  Events

Effective March 9, 2009, the Plan administrator approved an amendment to the Plan to reduce the maximum employer matching contribution from 4% to 1%. As a result, under IRC sections 401(k) and 401(m)(11), the Plan will forfeit the status of a “safe harbor plan” for future years.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(10)     Reconciliation of Financial Statements to Form 5500

At December 31, 2007, certain participants whose account balances totaled $131,519 notified the Plan administrator that they had elected to withdraw from the Plan; however, related Plan distributions were not made until 2008. These amounts are presented herein as a component of net assets in the accompanying financial statements, but are presented as liabilities of the Plan on the 2007 Form 5500. No such reconciling items were noted at December 31, 2008.

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for Plan benefits per the financial statements	$94,025,860	131,229,369
Amounts allocated to withdrawing participants	—	(131,519)
Net assets available for Plan benefits per the Form 5500	$94,025,860	131,097,850

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Distributions to participants per the financial statements	$5,067,747	6,616,819
Add: Amounts allocated to withdrawing participants at December 31, 2008 and 2007	—	131,519
Less: Amounts allocated to withdrawing participants at December 31, 2007 and 2006	(131,519)	(1,816)
Distributions paid to participants per the Form 5500	$4,936,228	6,746,522

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2008

Identity of issuer, borrower,				Current
lessor, or similar party		Description of investment		value
	Cash	—		236,103
	Accrued Income	—		86,216
*	Waddell & Reed Financial, Inc.	453,770	shares of Class A common stock	7,015,284
				7,337,603
*	Waddell & Reed Advisors Group of Mutual Funds	580,882	shares of Accumulative	3,008,969
*	Waddell & Reed Advisors Group of Mutual Funds	1,437,860	shares of Asset Strategy	10,021,887
*	Waddell & Reed Advisors Group of Mutual Funds	252,039	shares of Bond	1,492,072
*	Waddell & Reed Advisors Group of Mutual Funds	12,199,102	shares of Cash Management	12,199,102
*	Waddell & Reed Advisors Group of Mutual Funds	119,595	shares of Continental Income	792,916
*	Waddell & Reed Advisors Group of Mutual Funds	1,378,812	shares of Core Investment	5,584,189
*	Waddell & Reed Advisors Group of Mutual Funds	103,659	shares of Dividend Opportunities	1,137,140
*	Waddell & Reed Advisors Group of Mutual Funds	117,274	shares of Energy	938,188
*	Waddell & Reed Advisors Group of Mutual Funds	1,325,459	shares of Global Bond	4,572,833
*	Waddell & Reed Advisors Group of Mutual Funds	468,950	shares of Government Securities	2,705,841
*	Waddell & Reed Advisors Group of Mutual Funds	252,745	shares of High Income	1,311,749
*	Waddell & Reed Advisors Group of Mutual Funds	490,783	shares of International Growth	3,268,613
*	Waddell & Reed Advisors Group of Mutual Funds	715,959	shares of New Concepts	4,460,427
*	Waddell & Reed Advisors Group of Mutual Funds	42,826	shares of Retirement Shares	214,129
*	Waddell & Reed Advisors Group of Mutual Funds	797,004	shares of Science and Technology	5,650,759
*	Waddell & Reed Advisors Group of Mutual Funds	287,746	shares of Small Cap	2,399,806
*	Waddell & Reed Advisors Group of Mutual Funds	193,562	shares of Value	1,573,662
*	Waddell & Reed Advisors Group of Mutual Funds	725,374	shares of Vanguard	4,243,435
	Total Waddell & Reed Advisors Group of Mutual Funds			$65,575,717

*	Ivy Group of Mutual Funds	161,362	shares of Asset Strategy	2,933,566
*	Ivy Group of Mutual Funds	9,651	shares of Bond	85,029
*	Ivy Group of Mutual Funds	39,937	shares of Capital Appreciation	240,819
*	Ivy Group of Mutual Funds	26,769	shares of Core Equity	193,807
*	Ivy Group of Mutual Funds	120,567	shares of Cundill Global Value	1,151,411
*	Ivy Group of Mutual Funds	70,758	shares of European Opportunities	1,223,406
*	Ivy Group of Mutual Funds	287,564	shares of Global Natural Resources	3,076,930
*	Ivy Group of Mutual Funds	113,498	shares of High Income	704,821
*	Ivy Group of Mutual Funds	63,028	shares of International Balanced	666,832
*	Ivy Group of Mutual Funds	65,019	shares of International Core Equity	671,650
*	Ivy Group of Mutual Funds	29,300	shares of International Growth	663,929
*	Ivy Group of Mutual Funds	111,314	shares of Large Cap Growth	1,045,243
*	Ivy Group of Mutual Funds	32,123	shares of Limited-Term Bond	344,678
*	Ivy Group of Mutual Funds	34,938	shares of Mid Cap Growth	317,936
*	Ivy Group of Mutual Funds	30,450	shares of Mortgage Securities	238,731
*	Ivy Group of Mutual Funds	271,064	shares of Pacific Opportunities	2,420,601
*	Ivy Group of Mutual Funds	70,164	shares of Real Estate Securities	846,883
*	Ivy Group of Mutual Funds	91,896	shares of Science And Technology	2,018,952
*	Ivy Group of Mutual Funds	137,790	shares of Small Cap Growth	1,139,519
*	Ivy Group of Mutual Funds	50,123	shares of Small Cap Value	545,842
	Total Ivy Group of Mutual Funds			20,530,585
	Total investments			$93,443,905

* Indicates party-in-interest investment.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 5, 2009.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ Mark S. Newman
Mark S. Newman, Member
Administrative Committee

By:

/s/ Michael D. Strohm

Michael D. Strohm, Member
Administrative Committee

By:

/s/ John E. Sundeen, Jr.

John E. Sundeen, Jr., Member
Administrative Committee